UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

AMERICAN POWER GROUP CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

395379 30 8

(CUSIP Number)

Spring Mountain Capital, LP 65 East 55th Street, 33rd Floor New York, NY 10022 Tel.: (212) 292-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Chad J. Porter Burns & Levinson LLP 125 Summer Street Boston, Massachusetts 02110 (617) 345-3000

March 31, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

1	NAME OF REPORTING PERSON SMC Select Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,820,958*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,820,958*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,820,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%**
14	TYPE OF REPORTING PERSON PN

*	Includes 154,292 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

2

1	NAME OF REPORTING PERSON SMC Reserve Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,913,536*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,913,536*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,913,536*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%**
14	TYPE OF REPORTING PERSON PN

*	Includes 246,870 shares of Common Stock, 5,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 5,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

3

1	NAME OF REPORTING PERSON SMC Reserve Fund II Offshore, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,728,383*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,728,383*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,383*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14	TYPE OF REPORTING PERSON PN

*	Includes 61,717 shares of Common Stock, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 1,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.
4

1	NAME OF REPORTING PERSON SMC Employees Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,342,269*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,342,269*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,342,269*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%**
14	TYPE OF REPORTING PERSON PN

*	Includes 75,603 shares of Common Stock, 1,633,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 1,633,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.
5

1	NAME OF REPORTING PERSON SMC Select Co-Investment I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,820,958*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,820,958*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,820,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%**
14	TYPE OF REPORTING PERSON OO

*	Includes 154,292 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the general partner of SMC Select Co-Investment Fund I, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

6

1	NAME OF REPORTING PERSON Spring Mountain Capital G.P., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,462,877*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,462,877*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,462,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%**
14	TYPE OF REPORTING PERSON OO

*	Includes 462,879 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 9,999,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as the sole member of SMC Select Co-Investment I GP, LLC, and the general partner of SMC Reserve Fund II, LP and SMC Reserve Fund II Offshore, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

7

1	NAME OF REPORTING PERSON Spring Mountain Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,462,877*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,462,877*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,462,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%**
14	TYPE OF REPORTING PERSON PN

*	Includes 462,879 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 9,999,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as investment manager of SMC Reserve Fund II, LP, SMC Select Co-Investment Fund I, LP and SMC Reserve Fund II Offshore, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

8

1	NAME OF REPORTING PERSON Spring Mountain Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,462,877*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,462,877*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,462,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%**
14	TYPE OF REPORTING PERSON OO

*	Includes 462,876 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 9,999,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because it acts as general partner of Spring Mountain Capital, LP. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

9

1	NAME OF REPORTING PERSON John L. Steffens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,805,146*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,805,146*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,805,146*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%**
14	TYPE OF REPORTING PERSON IN

*	Includes 538,482 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,633,332 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

10

1	NAME OF REPORTING PERSON Gregory P. Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,805,146*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,805,146*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,805,146*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%**
14	TYPE OF REPORTING PERSON IN

*	Includes 538,482 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Person and 11,633,332 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. These shares of Common Stock are being reported as beneficially owned by the Reporting Person solely because he acts as Managing Member of Spring Mountain Capital G.P., LLC and Spring Mountain Capital, LLC, and is a partner of SMC Employees Partnership. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

**	The percentage was calculated based on 46,270,256 shares of Common Stock issued and outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2012.

11

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership, SMC Select Co-Investment I GP, LLC, Spring Mountain Capital G.P., LLC, Spring Mountain Capital, LP, Spring Mountain Capital, LLC and Messrs. John L. Steffens and Gregory P. Ho and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on May 10, 2012 (the “Original Schedule 13D”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”) of American Power Group Corporation (the “Company”).

Unless otherwise indicated in this Amendment No. 1, each capitalized term used but not otherwise defined in this Amendment No. 1 shall have the meaning assigned to such term in the Original Schedule 13D.

The Agreement among the Reporting Persons to file jointly is attached as Exhibit 1 to the Original Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being beneficially owned by it.

SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price for the 100 Units (as defined below), acquired by SMC Co-Investment and SMC Co-Investment GP on April 30, 2012 (the “Closing Date”) was $1,000,000. The aggregate purchase price for the 160 Units acquired by SMC Reserve II on the Closing Date was $1,600,000. The aggregate purchase price for the 40 Units acquired by SMC Reserve II Offshore on the Closing Date was $400,000. The aggregate purchase price for the 49 Units acquired by SMC EP on the Closing Date was $490,000. The aggregate purchase price for the 300 Units acquired by each of Spring Mountain GP, SMC LP and SMC LLC on the Closing Date was $3,000,000, which is comprised of the purchase price for the respective Units acquired by SMC Co-Investment, SMC Reserve II and SMC Reserve II Offshore. The aggregate purchase price for the 349 Units acquired by each of Messrs. John L. Steffens and Gregory P. Ho on the Closing Date was $3,490,000, comprised of the purchase price for the Units acquired by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP.

On March 28, 2013 (the “Exercise Date”), the Reporting Persons exercised the Additional Investment Rights issued to the Reporting Persons on the Closing Date. The aggregate purchase price for the 33.33 Units acquired by SMC Co-Investment and SMC Co-Investment GP on the Exercise Date was $333,333.33. The aggregate purchase price for the 53.33 Units acquired by SMC Reserve II on the Exercise Date was $533,333.33. The aggregate purchase price for the 13.33 Units acquired by SMC Reserve II Offshore on the Exercise Date was $133,333.33. The aggregate purchase price for the 16.33 Units acquired by SMC EP on the Exercise Date was $163,333.33. The aggregate purchase price for the 99.99 Units acquired by each of Spring Mountain GP, SMC LP and SMC LLC on the Exercise Date was $999,999.99, which is comprised of the purchase price for the respective Units acquired by SMC Co-Investment, SMC Reserve II and SMC Reserve II Offshore. The aggregate purchase price for the 116.32 Units acquired by each of Messrs. John L. Steffens and Gregory P. Ho on the Closing Date was $1,163,333.32, comprised of the purchase price for the Units acquired by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP.

The funds reference above were provided from general funds available to the Spring Mountain Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions made by their partners. Each of SMC Co-Investment GP, Spring Mountain GP, SMC LP, SMC LLC and Messrs. John L. Steffens and Gregory P. Ho disclaim beneficial ownership of the securities owned by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP, except to the extent of any pecuniary interest therein.

Item 4. Purpose of the Transaction

The information in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following information:

12

Exercise of Additional Investment Right

On the Exercise Date, the Reporting Persons exercised the Additional Investment Rights issued to the Reporting Person on the Closing Date. The Reporting Persons paid an aggregate exercise price of $1,163,333.32 in exchange for 116.32 additional Units.

Payment in Kind Dividend Payments

At the end of each fiscal quarter following the Closing Date, the Reporting Persons have received payment in kind dividends on each share of 10% Convertible Preferred Stock held by the Reporting Persons in the form of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) SMC Co-Investment and SMC Co-Investment GP, by virtue of its direct ownership and control of SMC Co-Investment by acting as its general partner, are the beneficial owners of 6,820,958 shares of Common Stock (including 154,292 shares of Common Stock, 3,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Co-Investment and SMC Co-Investment GP and 3,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Co-Investment and SMC Co-Investment GP).

SMC Reserve II is the beneficial owner of 10,913,536 shares of Common Stock (including 246,870 shares of Common Stock, 5,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II and 5,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II).

SMC Reserve II Offshore is the beneficial owner of 2,728,383 shares of Common Stock (including 61,717 shares of Common Stock, 1,333,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC Reserve II Offshore, and 1,333,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC Reserve II Offshore).

SMC EP is the beneficial owner of 3,342,269 shares of Common Stock (including 75,603 shares of Common Stock, 1,633,333 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by SMC EP and 1,633,333 shares of Common Stock issuable upon exercise of Warrants beneficially owned by SMC EP).

Spring Mountain GP, by virtue of its, (1) direct ownership and control of SMC Reserve II and SMC Reserve II Offshore by acting as their general partner, and (2) indirect ownership and control of SMC Co-Investment by acting as the sole member of SMC Co-Investment GP, is the beneficial owner of 20,462,877 shares of Common Stock (including 462,879 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 9,999,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

SMC LP, by virtue of acting as investment manager of SMC Co-Investment, SMC Reserve II and SMC Reserve II Offshore, is the beneficial owner of 20,462,877 shares of Common Stock (including 462,879 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 9,999,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

SMC LLC, by virtue of its direct ownership and control of SMC LP by acting as its general partner, is the beneficial owner of 20,462,877 shares of Common Stock (including 462,879 shares of Common Stock, 9,999,999 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by Spring Mountain GP and 9,999,999 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Spring Mountain GP).

Each of Messrs. John L. Steffens and Gregory P. Ho by virtue of acting as Managing Member of Spring Mountain GP and SMC LLC and as partner of SMC EP, is the beneficial owner of 23,805,146 shares of Common Stock (including 538,482 shares of Common Stock, 11,633,332 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by each of the respective SMC Purchasers, and 11,633,332 shares of Common Stock issuable upon exercise of Warrants beneficially owned by each of the respective SMC Purchasers).

13

Each of SMC Co-Investment GP, Spring Mountain GP, SMC LP, SMC LLC and Messrs. John L. Steffens and Gregory P. Ho disclaim beneficial ownership of the securities owned by SMC Co-Investment, SMC Reserve II, SMC Reserve II Offshore and SMC EP, except to the extent of any pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which the Spring Mountain Reporting Persons have beneficial ownership.

(b) See Item 5(a) above.

(c) See Item 4 above.

(d) Not applicable.

(e) Not applicable.

14

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2013	By:	/s/ John L. Steffens
John L. Steffens

Date: April 11, 2013	By:	/s/ Gregory P. Ho
Gregory P. Ho

Date: April 11, 2013	SMC SELECT CO-INVESTMENT FUND I, LP

	By:	SMC Select Co-Investment I GP, LLC, General Partner

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: April 11, 2013	SMC RESERVE FUND II, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: April 11, 2013	SMC RESERVE FUND II OFFSHORE, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: April 11, 2013	SMC EMPLOYEE PARTNERSHIP

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Authorized Signatory

Date: April 11, 2013	SMC SELECT CO-INVESTMENT I GP, LLC

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: April 11, 2013	SPRING MOUNTAIN CAPITAL G.P., LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

15

Date: April 11, 2013	SPRING MOUNTAIN CAPITAL, LP

	By:	Spring Mountain Capital, LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: April 11, 2013	SPRING MOUNTAIN CAPITAL, LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

16